UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Wheels Up Experience Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96328L 205

(CUSIP Number)

Peter W. Carter

Executive Vice President – External Affairs
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

(404) 715-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 96328L 205	SCHEDULE 13D

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) SC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 263,369,307
	8	Shared Voting Power 0
	9	Sole Dispositive Power 263,369,307
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 263,369,307
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 37.8%(1) (2)
14	Type of Reporting Person (See Instructions) CO

_____________________

1 Percentage calculated on the basis of 697,663,854 shares of Class A Common Stock, $0.0001 par value (the “Class A Common Stock”), of Wheels Up Experience Inc. (the “Issuer”), outstanding as of August 5, 2024, as reported by the Issuer on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission (“SEC”) on August 8, 2024. Neither this percentage nor the shares listed above as being beneficially owned reflect Earnout Shares (as defined in the Issuer’s initial statement on Schedule 13D), which are issuable only upon the achievement of share price thresholds for Class A Common Stock that have not been satisfied.

2 The percentage reported above does not give effect to the Voting Agreement (as defined in Amendment No. 3 to the Issuer’s initial statement on Schedule 13D), pursuant to which the Reporting Person has agreed with the Issuer that any shares of Class A Common Stock held directly or indirectly by the Reporting Person in excess of 29.9% of the issued and outstanding Class A Common Stock shall be neutral shares with respect to voting rights, voted on any matter submitted to a vote of the stockholders of the Issuer in the same proportions “for”, “against”, “abstain” and/or “withhold” on such matter as the shares of Class A Common Stock voted by the stockholders of the Issuer other than the Reporting Person.

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Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D relates to the Issuer’s Class A Common Stock and amends and supplements the initial statement on Schedule 13D filed by the Reporting Person on July 22, 2021, as amended by Amendment No. 1 thereto (“Amendment No. 1”), filed by the Reporting Person on August 15, 2023, Amendment No. 2 thereto (“Amendment No. 2”), filed by the Reporting Person on August 29, 2023, Amendment No. 3 thereto (“Amendment No. 3”), filed by the Reporting Person on September 22, 2023, and Amendment No. 4 thereto (“Amendment No. 4”), filed by the Reporting Person on November 17, 2023 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 is hereby amended by deleting the second sentence of Item 1 and replacing it with the following:

“The principal executive office of the Issuer is located at 2135 American Way, Chamblee, Georgia, 30341.”

Item 2.	Identity and Background

Item 2 is hereby amended solely to amend and restate the list of Covered Persons on Schedule A hereto, which schedule is incorporated into this Item 2 by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting the first paragraph of Item 3 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 4, 5 and 6 of the Schedule 13D, as amended by this Amendment No. 5, are incorporated into this Item 3 by reference.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last paragraph of Item 4 of Amendment No. 4 and replacing it with the following:

“Amendment No. 2 to Investor Rights Agreement

On September 22, 2024, the Issuer, the Investors and the Additional Investors entered into Amendment No. 2 to the Investor Rights Agreement (the “IRA Amendment No. 2”), pursuant to which (i) the Investors agreed to extend the lock-up restriction under the Investor Rights Agreement for an additional year, until September 20, 2025, with respect to all of the shares of Class A Common Stock issued to them pursuant to the Investor Rights Agreement, and (ii) the Additional Investors agreed to extend the lock-up restriction under the Investor Rights Agreement for an additional year, until September 20, 2025, with respect to 72.5% of the shares of Class A Common Stock issued to them pursuant to the Investor Rights Agreement, provided that any transfers or sales of shares of Class A Common Stock held by the Additional Investors that are not subject to the extended lock-up restriction shall not be at a price less than the minimum price per share specified in the IRA Amendment No. 2.

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In connection with the entry into IRA Amendment No. 2, the Investors agreed to extend the deadline by which the Issuer must file an initial shelf registration statement to register the shares of Class A Common Stock issued to them pursuant to the Investor Rights Agreement under the Securities Act of 1933, as amended, pursuant to the terms of the 2023 Registration Rights Agreement, to September 20, 2025.

The foregoing description of the IRA Amendment No. 2 does not purport to be complete and is qualified in its entirety by reference to the IRA Amendment No. 2 filed as Exhibit 6 to this Schedule 13D, which is incorporated by reference herein.

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Class A Common Stock beneficially owned by any other person, including the other Investors and the Additional Investors, and nothing in this Amendment No. 5 shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.”

Item 5.	Interest in Securities of the Issuer

Item 5(a-b) is hereby amended and restated as follows:

“(a-b) The responses of the Reporting Person to rows (7) through (13) on page 1 and Items 2, 3, 4 and 6 of the Schedule 13D, as amended by this Amendment No. 5, are incorporated into this Item 5 by reference.

To the Reporting Person’s knowledge, none of the Covered Persons directly owns any shares of the Class A Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Person, each Covered Person may be deemed to be the beneficial owner of the Class A Common Stock beneficially owned by the Reporting Person. The Covered Persons disclaim any beneficial ownership of the shares of Class A Common Stock held by the Reporting Person. None of the Covered Persons shares voting or dispositive power over any shares of Class A Common Stock held by the Reporting Person.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by deleting the first paragraph of Item 6 and replacing it with the following:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 5, are incorporated into this Item 6 by reference.”

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit 6

Amendment No. 2 to Investment and Investor Rights Agreement, dated September 22, 2024, by and among Wheels Up Experience Inc., Delta Air Lines, Inc. and the other entities listed on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 23, 2024).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2024	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President – External Affairs

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SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF DELTA AIR LINES, INC.

The following table and related footnotes set forth the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person. The business address of each such person at Delta Air Lines, Inc. is 1030 Delta Boulevard, Atlanta, Georgia 30354. Each such person is a citizen of the United States of America, with the exception of Sergio A. L. Rial, who is a dual citizen of Brazil and Spain.

Name	Relationship to Reporting Person	Present Principal Occupation (outside Reporting Person, if any)
Edward H. Bastian	Chief Executive Officer and Director	N/A
David S. Taylor	Chair of the Board	N/A
Maria Black	Director	President and Chief Executive Officer of Automatic Data Processing, Inc.[1]
Willie CW Chiang	Director	Chairman and Chief Executive Officer of Plains All American Pipeline, L.P. and its general partner holding company Plains GP Holdings, L.P.[2]
Greg Creed	Director	N/A
David G. DeWalt	Director	Founder, Managing Director and Chief Executive Officer of NightDragon Security[3]
Leslie D. Hale	Director	President and Chief Executive Officer of RLJ Lodging Trust[4]
Christopher A. Hazleton	Captain, Airbus 330, and Director	N/A
Michael P. Huerta	Director	N/A
Vasant M. Prabhu	Director	N/A
Sergio A. L. Rial	Director	N/A
Kathy N. Waller	Director	Executive Director of the Atlanta Committee for Progress[5]
Allison Ausband	Executive Vice President – Chief Customer Experience Officer	N/A
Alain M. Bellemare	Executive Vice President and President – International	N/A
Peter W. Carter	Executive Vice President – External Affairs	N/A
Glen W. Hauenstein	President	N/A
Daniel C. Janki	Executive Vice President – Chief Financial Officer	N/A
John Laughter	Executive Vice President, Chief of Operations and President – Delta TechOps	N/A
Rahul Samant	Executive Vice President – Chief Information Officer	N/A
Steven M. Sear	Executive Vice President – Global Sales and Distribution	N/A
Joanne D. Smith	Executive Vice President – Chief People Officer	N/A

1 The principal executive offices of Automatic Data Processing, Inc., a global technology company providing human capital management solutions, are located at One ADP Boulevard, Roseland, NJ 07068.

2 The principal executive offices of Plains All American Pipeline, L.P. (“PAA”) and its general partner holding company Plains GP Holdings, L.P., are located at 333 Clay Street, Suite 1600, Houston, TX 77002. PAA is a publicly traded master limited partnership that owns and operates midstream energy infrastructure and provides logistics services for crude oil, natural gas liquids and natural gas.

3 The principal executive offices of NightDragon Security, a private venture capital firm, are located at 101 2nd St., Suite 1275, San Francisco, CA 94105.

4 The principal executive offices of RLJ Lodging Trust, a real estate investment trust, are located at 7373 Wisconsin Avenue, Suite 1500, Bethesda, MD 20814.

5 The principal executive offices of the Atlanta Committee for Progress, a public-private partnership that supports economic development and investment initiatives in the city of Atlanta, are located at One Buckhead Plaza, 3060 Peachtree Road Northwest, Atlanta, GA 30305.

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